FINANCIAL RESULTS | RÉSULTATS FINANCIERS | FINANZERGEBNISSE	Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland https://www.novartis.com

Novartis delivers mid single digit sales growth, margin expansion and advancement of robust pipeline in 2021
• Q4 sales grew +6% (cc1, +4% USD) and core operating income grew +12% (cc, +9% USD)
o IM sales grew +7% (cc, +5% USD) and core operating income +15% (cc, +12% USD)
o Sandoz sales grew +2% (cc, 0% USD) and core operating income in line with prior year (0% cc, 0% USD)
• Full year net sales grew +4% (cc, +6% USD) driven by strong Innovative Medicines performance
o Innovative Medicines (IM) grew +6% (cc, +8% USD), Sandoz declined -2% (cc, 0% USD)
o Strong performance of key growth drivers: Entresto (+40% cc), Cosentyx (+17% cc), Zolgensma (+46% cc), Kesimpta (USD 372 million), Promacta/Revolade (+15% cc) and Kisqali (+36% cc)
• Operating income grew +13% (cc, +15% USD), mainly due to higher sales, productivity, and benefiting from lower legal expenses
• Core operating income grew +6% (cc, +8% USD) with IM margin increasing to 36.2% (+130 bps cc)
• Net income was USD 24.0 billion, benefiting from the gain on the Roche share divestment (USD 14.6 billion)
• Core EPS was USD 6.29 (+7% cc +9% USD), mainly driven by core operating income, slightly impacted by lower core income from Roche following the share divestment
• Free cash flow of USD 13.3 billion (+14% USD)
• Sold Roche bearer shares for USD 20.7bn. Initiated up to USD 15 billion share buyback consistent with capital allocation priorities. Strategic review of Sandoz progressing
• Q4 key innovation milestones:
o Leqvio approved in the US as the first and only siRNA therapy to lower LDL-C
o Cosentyx Ph3 studies met primary endpoint in hidradenitis suppurativa (HS)
o Exercised option to in-license ensovibep following positive Ph2 data in COVID-19 (Jan 2022)
o Positive data for Ianalumab in Sjögren’s (Ph2). Next generation T-Charge™ platform in DLBCL and MM
o License agreement with BeiGene for ociperlimab (late-stage TIGIT inhibitor), co-development and co-commercialization agreement with UCB for disease-modifying therapies in Parkinson’s Disease
o Acquisition of Gyroscope Therapeutics (gene therapy for geographic atrophy)
• Dividend of CHF 3.10 per share, an increase of 3.3%, proposed for 2021
• 2022 guidance2 – Group sales and core operating income expected to grow mid single digit. IM sales expected to grow mid single digit; core operating income expected to grow mid to high single digit, ahead of sales
Basel, February 2, 2022 - commenting on 2021 results, Vas Narasimhan, CEO of Novartis, said: “Novartis delivered another year of solid operational performance with mid-single digit top-line growth, margin expansion, and strong free cash flow. Our in-market growth drivers continue to perform well across geographies, supporting our confidence in our mid and long-term growth outlook. Despite some pipeline setbacks, we delivered important innovation milestones including for: Entresto, 177Lu-PSMA-617, iptacopan, Kisqali, and Leqvio. Looking ahead, we are focused on delivering on our pipeline and key technology platforms, which includes 20+ potential assets with significant sales, to be approved by 2026. We remain balanced in our capital allocation priorities as we continue to invest in innovation alongside returning capital to our shareholders”.

Key figures1
	Q4 2021	Q4 2020	% change		FY 2021	FY 2020	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 229	12 770	4	6	51 626	48 659	6	4
Operating income	2 562	2 644	-3	-1	11 689	10 152	15	13
Net income	16 306	2 099	nm	nm	24 018	8 071	198	195
EPS (USD)	7.29	0.92	nm	nm	10.71	3.55	202	200
Free cash flow	3 027	3 342	-9		13 282	11 691	14
Core operating income	3 819	3 501	9	12	16 588	15 416	8	6
Core net income	3 135	3 034	3	6	14 094	13 158	7	5
Core EPS (USD)	1.40	1.34	4	7	6.29	5.78	9	7
nm = not meaningful
1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 50 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.   2  Please see detailed guidance assumptions on page 7

Strategy Update
Novartis is a focused medicines company. During 2021 we continued to build depth in five core therapeutic areas (Cardio-Renal, Immunology, Neuroscience, Oncology and Hematology), strength in technology platforms (Targeted Protein Degradation, Cell Therapy, Gene Therapy, Radioligand Therapy, and xRNA), and have a balanced geographic footprint. Our confidence to grow sales in the near-term is driven by multi-billion-dollar sales from: Cosentyx, Entresto, Kesimpta, Zolgensma, Kisqali and Leqvio. To fuel further growth through 2030 and beyond, we have 20+ new assets with at least USD 1 billion sales potential, that could be approved by 2026. Novartis is also pioneering the shift to advanced technology platforms.
Novartis sold its investment in Roche Holding AG (Roche), in a single bilateral transaction for USD 20.7 billion, consistent with our strategy as a focused medicines company.
The strategic review of Sandoz is progressing, we expect to provide an update, at the latest, by the end of 2022. The review will explore all options, ranging from retaining the business to separation, in order to determine how to best maximize value for our shareholders.
We remain disciplined and shareholder focused in our capital allocation as we balance investing in our business, through organic investments and value-creating bolt-ons, with returning capital to shareholders via our growing annual dividend and share buybacks.
Novartis continued to make significant strides in building trust with society. We committed to carbon neutral emissions: Scope 1 and 2 by 2025, Scope 1, 2 and 3 by 2030, and net zero emissions across our value chain by 2040. Novartis ESG efforts have been recognized by upgrades from several third party ESG rating agencies. Our culture journey towards an inspired, curious and unbossed organization continues, in order to drive performance and competitiveness in the long-term.
Financials
Fourth quarter
Net sales were USD 13.2 billion (+4%, +6% cc) in the fourth quarter driven by volume growth of 11 percentage points, including 1 percentage point relating to a reclassification of contract manufacturing from other revenues to sales. Volume growth was partly offset by price erosion of 3 percentage points and the negative impact from generic competition of 2 percentage points.
Operating income was USD 2.6 billion (-3%, -1% cc) as higher sales were more than offset by higher M&S and R&D investments and lower gains from divestments, financial assets, and contingent considerations.
Net income was USD 16.3 billion, benefiting from the Roche divestment gain of USD 14.6 billion. EPS was USD 7.29.
Core operating income was USD 3.8 billion (+9%, +12% cc) driven by higher sales, partly offset by higher investments in M&S and R&D. Core operating income margin was 28.9% of net sales, increasing by 1.5 percentage points (+1.6 percentage points cc).
Core net income was USD 3.1 billion (+3%, +6% cc), mainly driven by growth in core operating income, partly offset by lower income from associated companies due to the divestment of our investment in Roche and a higher tax rate. Core EPS was USD 1.40 (+4%, +7% cc), growing ahead of core net income.
Free cash flow amounted to USD 3.0 billion (-9% USD), compared to USD 3.3 billion in the prior year quarter. Higher operating income adjusted for non-cash items was more than offset by higher income taxes paid and lower divestment proceeds.
Innovative Medicines net sales were USD 10.7 billion (+5%, +7% cc) with volume contributing 11 percentage points to growth, including 1 percentage point relating to contract manufacturing revenue reclassification. Generic competition had a negative impact of 3 percentage points, mainly due to Afinitor, Gleevec/Glivec and Travatan. Pricing had a negative impact of 1 percentage point. Pharmaceuticals BU sales grew +9% (cc), driven by strong growth from Entresto, Cosentyx, Kesimpta and Zolgensma. The USD 108 million reclassification of contract manufacturing revenue recognized in Established Medicines contributed 2 percentage points to Pharmaceuticals BU sales growth. Oncology BU sales grew 3% (cc) with strong performance from Kisqali, Tafinlar + Mekinist, Promacta/Revolade and Jakavi.

Sandoz net sales were USD 2.5 billion (0%, +2% cc) with volume contributing 11 percentage points to growth, including 1 percentage point relating to contract manufacturing revenue reclassification. Pricing had a negative impact of 9 percentage points. Sales in Europe grew +4% (cc), while sales in the US declined -8% (cc). Global sales of Biopharmaceuticals grew to USD 555 million (+8%, +11% cc) across all regions.
Full year
Net sales were USD 51.6 billion (+6%, +4% cc) in the full year. Volume contributed 8 percentage points to sales growth, partly offset by price erosion of 2 percentage points and the negative impact from generic competition of 2 percentage points.
Operating income was USD 11.7 billion (+15%, +13% cc), mainly driven by higher sales and lower legal expenses, partly offset by increased M&S and R&D investments and higher amortization.
Net income was USD 24.0 billion, benefiting from the USD 14.6 billion gain from the divestment of our investment in Roche. EPS was USD 10.71.
Core operating income was USD 16.6 billion (+8%, +6% cc) benefiting from higher sales, partly offset by increased M&S and R&D investments.  Core operating income margin was 32.1% of net sales, increasing by 0.4 percentage points (+0.5 percentage points cc).
Core net income was USD 14.1 billion (+7%, +5% cc). Core EPS was USD 6.29 (+9%, +7% cc), growing faster than core net income and benefiting from lower weighted average number of shares outstanding.
Free cash flow increased to USD 13.3 billion (+14% USD). This was mainly driven by higher operating income adjusted for non-cash items and lower payments for legal provisions, partly offset by the USD 650 million upfront payment to in-license tislelizumab from an affiliate of BeiGene, Ltd.
Innovative Medicines net sales were USD 42.0 billion (+8%, +6% cc), with volume contributing 9 percentage points to growth. Generic competition had a negative impact of 3 percentage points, mainly due to Ciprodex, Afinitor, Diovan and Gleevec/Glivec. Pricing had a negligible impact on sales growth. Pharmaceuticals BU grew +7% (cc) driven by Entresto, Cosentyx, Zolgensma and Kesimpta. Oncology BU grew 4% (cc) driven by Promacta/Revolade, Kisqali, Jakavi and Tafinlar + Mekinist.
Sandoz net sales were USD 9.6 billion (0%, -2% cc), with volume contributing 7 percentage points to growth, including 1 percentage point relating to contract manufacturing revenue reclassification. Volume growth was more than offset by a negative price impact of 9 percentage points. Sales in Europe declined -2% (cc), sales in the US declined -15% (cc). Global sales of Biopharmaceuticals grew to USD 2.1 billion (+10%, +7% cc), driven by continued growth ex-US and Ziextenzo (pegfilgrastim) US.
Q4 key growth drivers
Underpinning our financial results in the quarter is a continued focus on key growth drivers (ranked in order of contribution to Q4 growth) including:
Entresto	(USD 949 million, +34% cc) sustained strong growth with increased patient share across markets, driven by demand as the essential first choice therapy for rEF heart failure
Cosentyx	(USD 1,243 million, +13% cc) saw strong growth driven by continued underlying demand across indications in the US and Europe and strong volume growth in China
Kesimpta	(USD 147 million) sales were driven by launch uptake, strong access and increaseddemand based on a superior benefit-risk profile; now approved in 64 countries
Kisqali	(USD 285 million, +58% cc) sales grew across all geographies driven by the longest overall survival benefit reported in HR+/HER2- advanced breast cancer
Zolgensma	(USD 342 million, +36% cc) growth was driven by expanded access in Europe and Emerging Growth Markets
Tafinlar + Mekinist	(USD 458 million, +14% cc) saw growth driven by adjuvant melanoma and NSCLC indications
Promacta/Revolade	(USD 518 million, +12% cc) showed growth across all regions, driven by increased use in chronic ITP and as first-line treatment for severe aplastic anemia
Ilaris	(USD 284 million, +23% cc) strong sales were driven by growth across most regions

Xolair	(USD 373 million, +15% cc) continued growth, driven by both the chronic spontaneous urticaria and severe allergic asthma indications
Jakavi	(USD 408 million, +12% cc) growth was driven by strong demand in the myelofibrosis and polycythemia vera indications
Mayzent	(USD 81 million, +46% cc) continued to grow in MS patients showing signs of progression despite being on other treatments
Tasigna	(USD 508 million, +1% cc) mainly driven by US and Emerging Growth Markets, partly offset by decline in Europe
Kymriah	(USD 143 million, +4% cc) sales grew in Japan, US, and Emerging Growth Markets. Coverage continued to expand, with >350 qualified treatment centers in 30 countries
Sandoz Biopharmaceuticals	(USD 555 million, +11% cc) continued to grow across all regions
Emerging Growth Markets*
Grew +11% (cc) overall. China declined (-3% cc) to USD 659 million. Demand continues to increase, sales impacted by stock compensation in anticipation of NRDL price reductions, and COVID-19 related regional lockdowns
*All markets except the US, Canada, Western Europe, Japan, Australia, and New Zealand

Net sales of the top 20 Innovative Medicines products in 2021
	Q4 2021	% change		FY 2021	% change
	USD m	USD	cc	USD m	USD	cc
Cosentyx	1 243	12	13	4 718	18	17
Entresto	949	33	34	3 548	42	40
Gilenya	656	-14	-12	2 787	-7	-9
Lucentis	508	-4	-2	2 160	12	8
Tasigna	508	-1	1	2 060	5	4
Promacta/Revolade	518	10	12	2 016	16	15
Tafinlar + Mekinist	458	12	14	1 693	10	8
Jakavi	408	9	12	1 595	19	16
Xolair	373	11	15	1 428	14	12
Sandostatin	345	-5	-4	1 413	-2	-3
Zolgensma	342	35	36	1 351	47	46
Galvus Group	278	-5	0	1 092	-9	-8
Ilaris	284	18	23	1 059	21	22
Gleevec/Glivec	233	-20	-19	1 024	-14	-15
Afinitor/Votubia	174	-33	-31	938	-13	-14
Kisqali	285	55	58	937	36	36
Exforge Group	197	-20	-20	901	-8	-11
Diovan Group	189	-16	-14	773	-23	-25
Kymriah	143	1	4	587	24	22
Ultibro Group	148	-8	-5	584	-6	-10
Top 20 products total	8 239	5	7	32 664	10	8

R&D update - key developments from the fourth quarter

New approvals
Leqvio (inclisiran)	Approved in the US as the first and only small interfering RNA (siRNA) therapy for LDL-C reduction. Leqvio provides effective and sustained LDL-C reduction of up to 52% vs placebo
Cosentyx
Approved in the US for ERA and JPsA (forms of juvenile idiopathic arthritis). Cosentyx is now the first biologic indicated for ERA, and the only biologic treatment approved for both ERA and PsA in pediatric patients in the US

Scemblix (asciminib)
Approved in the US for the treatment of CML in: 1) adult patients with Philadelphia chromosome-positive CML in chronic phase (Ph+ CML-CP), previously treated with two or more tyrosine kinase inhibitors (TKIs). 2) Adult patients with Ph+ CML-CP with the T315I mutation

Regulatory updates
Kymriah
FDA and EMA accepted a Supplemental Biologics License Application and Type II Variation, respectively, in adult patients with relapsed or refractory follicular lymphoma after two prior lines of treatment

Cosentyx	Regulatory submissions made in ERA and JPsA in Europe
Branaplam (LMI070)	FDA granted fast track designation for the treatment of Huntington’s Disease
Alpelisib (BYL719)	FDA granted priority review for the treatment of PIK3CA-related overgrowth spectrum
Trastuzumab
Sandoz submitted a Biologics License Application to the FDA for a biosimilar used to treat human epidermal growth factor receptor 2 positive (HER2-positive) breast cancer and metastatic gastric cancers

Results from ongoing trials and other highlights
Ensovibep
In early January 2022, the Ph2 EMPATHY Part A study in acute COVID-19 ambulatory patients, met its primary endpoint of viral load reduction over eight days. Ensovibep continues to maintain potent in vitro pan-variant activity against all variants of concern identified so far, including Omicron. On 17 January 2022, Novartis exercised its option to in-license and plans to seek expedited regulatory authorizations globally

Cosentyx
Ph3 SUNRISE and SUNSHINE studies met their primary endpoint in moderate to severe hidradenitis suppurativa (HS). Safety was consistent with the known profile of Cosentyx

Ph3 JUNIPERA study (children with active ERA and jPSA) two-year results demonstrated a 72% reduction in the risk of flare with Cosentyx versus placebo. Safety was again consistent with known profile

Ligelizumab
Ph3 PEARL 1 and PEARL 2 studies in chronic spontaneous urticaria, met their primary endpoints of superiority for ligelizumab versus placebo at Week 12, but not versus omalizumab (Xolair). Novartis is continuing to evaluate the data and will provide an update in due course

Scemblix (asciminib)	Ph3 ASCEMBL trial (3L Ph+ CML – CP) showed improved major molecular response and lower discontinuation rate vs bosutinib at 48 weeks. Data was presented at ASH 2021
Leqvio (inclisiran)	Ph3, ORION-9, -10 and -11 pooled post-hoc analyses data demonstrated effective and sustained lipid lowering compared to placebo across a range of atherogenic lipids, when used in addition to other lipid-lowering therapies. Results were presented at the American Heart Association Scientific Sessions 2021

Kymriah
Ph2 ELARA study showed strong efficacy in high-risk patients with relapsed or refractory follicular lymphoma based on a subgroup analysis from ~17 month median follow-up. Data was presented at ASH 2021

YTB323 T-Charge™	One of the Novartis CAR-T cell therapies being developed using T-Charge™. Ph1 data in DLBCL demonstrated 73% complete response rate at month three in 15 patients. Data was presented at ASH 2021
PHE885 T-Charge™	One of the Novartis CAR-T cell therapies being developed using T-Charge™. Ph1 data in multiple myeloma demonstrated 100% best overall response in 11 patients. Data was presented at ASH 2021
Ianalumab (VAY736)
Ph2b study in Sjögren’s disease met its primary endpoint, defined as change in ESSDAI from baseline at 24 weeks. Efficacy was demonstrated on systemic extra-glandular manifestations and displayed good tolerability

Kisqali
Ad-hoc exploratory analysis from the Ph3 MONALEESA program showed that Kisqali in combination with ET consistently provided significant OS benefit compared to ET alone across most common intrinsic tumor subtypes. Data was presented at SABCS 2021

Ociperlimab
Option, collaboration and license agreement with BeiGene, Ltd. for TIGIT inhibitor ociperlimab. Two Ph3 trials are underway in non-small cell lung cancer and additional studies ongoing in a wide range of solid tumors

Gyroscope Therapeutics	Entered into a definitive agreement to acquire Gyroscope Therapeutics, including an investigational, one-time gene therapy currently in Ph2 for geographic atrophy*
DLX313 (UCB0599) / UCB7853	Global co-development and co-commercialization agreement with UCB for potentially disease-modifying therapies DLX313 (UCB0599), with opt-in for UCB7853, in Parkinson’s Disease
* Closing of the transaction is subject to customary closing conditions including regulatory approvals. Until closing, Novartis and Gyroscope Therapeutics will continue to operate as separate and independent companies.
Capital structure and net debt
Retaining a good balance between investment in the business, a strong capital structure and attractive shareholder returns remains a priority.

In 2021, Novartis repurchased a total of 30.7 million shares for USD 2.8 billion on the SIX Swiss Exchange second trading line, including 19.6 million shares (USD 1.8 billion) under the up to USD 2.5 billion share buyback announced in November 2020, 8.6 million shares (USD 0.8 billion) to mitigate dilution related to participation plans of associates and 2.5 million shares (USD 0.2 billion) under the up to USD 15 billion share buyback announced in December 2021. In addition, 1.5 million shares (USD 0.1 billion) were repurchased from associates. In the same period, 10.3 million shares (for an equity value of USD 0.8 billion) were delivered as a result of options exercised and share deliveries related to participation plans of associates. Consequently, the total number of shares outstanding decreased by 21.9 million versus December 31, 2020. These treasury share transactions resulted in a decrease in equity of USD 2.1 billion and a net cash outflow of USD 3.0 billion.

As of December 31, 2021, the net debt decreased to USD 0.9 billion compared to USD 24.5 billion at December 31, 2020. The USD 23.6 billion decrease was mainly driven by the proceeds received from the Roche divestment of USD 20.7 billion and free cash flow during 2021 of USD 13.3 billion, partially offset by the USD 7.4 billion annual dividend payment and the net cash outflow for treasury share transactions of USD 3.0 billion.

The Group has not experienced liquidity or cash flow disruptions during 2021 due to the COVID-19 pandemic. We are confident that Novartis is well positioned to meet its ongoing financial obligations and has sufficient liquidity to support its normal business activities.

As of Q4 2021, the long-term credit rating for the company is A1 with Moody’s Investors Service and AA- with S&P Global Ratings.

2022 outlook
Barring unforeseen events
Innovative Medicines	Sales expected to grow mid single digit Core OpInc expected to grow mid to high single digit, ahead of sales
Sandoz	Sales expected to be broadly in line with prior year Core OpInc expected to decline low to mid single digit
Group	Sales expected to grow mid single digit Core OpInc expected to grow mid single digit

Our guidance assumes that we see a continuing return to normal global healthcare systems, including prescription dynamics, and that no Sandostatin LAR generics enter in the US.

Foreign exchange impact
If late-January exchange rates prevail for the remainder of 2022, the foreign exchange impact for the year would be negative 3 percentage points on net sales and negative 4 percentage points on core operating income. The estimated impact of exchange rates on our results is provided monthly on our website.
Annual General Meeting

Dividend proposal
The Novartis Board of Directors proposes a dividend payment of CHF 3.10 per share for 2021, up 3.3% from CHF 3.00 per share in the prior year, representing the 25th consecutive dividend increase since the creation of Novartis in December 1996. Shareholders will vote on this proposal at the Annual General Meeting on March 4, 2022.

Reduction of Share Capital
The Novartis Board of Directors proposes to cancel 30,699,668 shares (repurchased under the authorizations of February 28, 2019 and March 2, 2021) and to reduce the share capital accordingly by CHF 15.3 million, from CHF 1,217,210,460 to CHF 1,201,860,626.

Further Share Repurchases
On December 16, 2021 Novartis announced a share buyback of up to USD 15 billion to be executed by the end of 2023. To cover the amount exceeding CHF 8.8 billion still available under the existing shareholder authority granted in 2021, the Novartis Board of Directors proposes that shareholders authorize the Board of Directors to repurchase shares up to an additional CHF 10 billion between the Annual General Meeting 2022 and the Annual General Meeting 2025.

Nominations for election to the Board of Directors
On October 26, 2021 the Novartis Board of Directors announced the nomination of Ana de Pro Gonzalo for election to the Board.

The Novartis Board of Directors announced today that it is also nominating Daniel Hochstrasser, Partner and Chairman of the Board of Directors of Bär & Karrer, for election to the Board. Daniel Hochstrasser co-leads Bär & Karrer’s arbitration practice and brings more than 30 years of experience as legal counsel. His primary focus has been on representing parties in complex disputes arising from M&A transactions, industrial and infrastructure projects, banking and finance, as well as license, distribution and development agreements, particularly in the pharmaceutical field. His extensive track record in M&A and commercial litigation, and international arbitration coupled with his knowledge of the pharmaceutical industry will be a valuable addition to the Novartis Board’s expertise.

Due to the business relationship between Novartis and Bär & Karrer, Daniel Hochstrasser will fulfill the independence criteria outlined in the Regulations of the Board of Novartis upon his already announced resignation from Bär & Karrer as of the end of 2022. Until then, Daniel Hochstrasser will not belong to any Board committee of Novartis. If elected to the Board of Directors of Novartis, Daniel Hochstrasser will not be involved in any Novartis mandates, as was the case in the recent past.

Re-elections of the Chairman and the members of the Board of Directors
The Novartis Board of Directors proposes the re-election of Joerg Reinhardt (also as Board Chair), Nancy C. Andrews, Ton Buechner, Patrice Bula, Elizabeth Doherty, Bridgette Heller, Frans van Houten, Simon Moroney, Andreas von Planta, Charles L. Sawyers, and William T. Winters as members of the Board of Directors.

For Andreas von Planta, who has already announced that he will not stand for re-election in 2023, the Board proposes that to ensure continuity he is granted an exception to serve for one additional year, pursuant to article 20, paragraph 3 of the Articles of Incorporation, given the 12-years term limit introduced last year. After the shareholder meeting 2022 he will hand over the chair of the Governance, Nomination and Corporate Responsibilities Committee to Patrice Bula.

Ann Fudge and Enrico Vanni have decided to retire from the Board of Directors. The Board of Directors and the Executive Committee of Novartis thank both for many years of distinguished services on the Board and their outstanding contributions to the company.

The Board is planning to split the combined Vice-Chair and Lead Independent Role held by Enrico Vanni and to appoint Simon Moroney as the new Vice-Chair and Patrice Bula as the new Lead Independent Director after the shareholder meeting 2022.

Re-elections and elections to the Compensation Committee
The Novartis Board of Directors proposes the re-election of Patrice Bula, Bridgette Heller, Simon Moroney, and William T. Winters as members of the Compensation Committee. The Board of Directors intends to designate Simon Moroney again as Chairman of the Compensation Committee.

Key figures1

Group	Q4 2021	Q4 2020	% change		FY 2021	FY 2020	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	13 229	12 770	4	6	51 626	48 659	6	4
Operating income	2 562	2 644	-3	-1	11 689	10 152	15	13
As a % of sales	19.4	20.7			22.6	20.9
Core operating income	3 819	3 501	9	12	16 588	15 416	8	6
As a % of sales	28.9	27.4			32.1	31.7
Net income	16 306	2 099	nm	nm	24 018	8 071	198	195
EPS (USD)	7.29	0.92	nm	nm	10.71	3.55	202	200
Core net income	3 135	3 034	3	6	14 094	13 158	7	5
Core EPS (USD)	1.40	1.34	4	7	6.29	5.78	9	7
Cash flows from operating activities	3 884	4 005	-3		15 071	13 650	10
Free cash flow	3 027	3 342	-9		13 282	11 691	14

Innovative Medicines	Q4 2021	Q4 2020	% change		FY 2021	FY 2020	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	10 704	10 233	5	7	41 995	39 013	8	6
Operating income	2 468	2 386	3	6	10 688	9 172	17	15
As a % of sales	23.1	23.3			25.5	23.5
Core operating income	3 596	3 212	12	15	15 215	13 645	12	10
As a % of sales	33.6	31.4			36.2	35.0

Sandoz	Q4 2021	Q4 2020	% change		FY 2021	FY 2020	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Net sales	2 525	2 537	0	2	9 631	9 646	0	-2
Operating income	386	372	4	4	1 600	1 043	53	48
As a % of sales	15.3	14.7			16.6	10.8
Core operating income	528	528	0	0	2 064	2 334	-12	-14
As a % of sales	20.9	20.8			21.4	24.2

Corporate	Q4 2021	Q4 2020	% change		FY 2021	FY 2020	% change
	USD m	USD m	USD	cc	USD m	USD m	USD	cc
Operating loss	-292	-114	-156	-154	-599	-63	nm	nm
Core operating loss	-305	-239	-28	-28	-691	-563	-23	-20
nm = not meaningful

1 Constant currencies (cc), core results and free cash flow are non-IFRS measures. An explanation of non-IFRS measures can be found on page 50 of the Condensed Financial Report. Unless otherwise noted, all growth rates in this Release refer to same period in prior year.
Detailed financial results accompanying this press release are included in the Condensed Financial Report at the link below:
https://ml-eu.globenewswire.com/resource/download/2e4a94f5-dcf6-461c-bc63-b43256bd5cbe/

Disclaimer
This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, that can generally be identified by words such as “continues,” “to advance,” “progressing,” “expected,” “to grow,” “long-term,” “growth,” “looking ahead,” “continue,” “to invest,” “driven,” “pioneering,” “expect,” “will,” “to drive,” “growth drivers,” “remains,” “remain,” “outlook,” “guidance,” “transformative,” “continuing,” “confident,” “to maintain,” “to meet,” “ongoing,” “launch,” “growing,” “to support,” “can,” “pipeline,” “investigational,” “submissions,” “focus,” “innovation,” “focus,” “innovation,” “potential,” “priority,” “prevail,” “proposes,” or similar expressions, or by express or implied discussions regarding potential new products, potential new indications for existing products, potential product launches, or regarding potential future revenues from any such products; or regarding potential future, pending or announced transactions, including the acquisition of Gyroscope Therapeutics; regarding potential future sales or earnings of the Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions; or regarding the Group’s liquidity or cash flow positions and its ability to meet its ongoing financial obligations and operational needs; or regarding the strategic review of Sandoz; or regarding our commitment to carbon neutral emissions by 2030 and net zero emissions by 2040. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. You should not place undue reliance on these statements. In particular, our expectations could be affected by, among other things: liquidity or cash flow disruptions affecting our ability to meet our ongoing financial obligations and to support our ongoing business activities; the impact of the COVID-19 pandemic on enrollment in, initiation and completion of our clinical trials in the future, and research and development timelines; the impact of a partial or complete failure of the return to normal global healthcare systems including prescription dynamics; global trends toward healthcare cost containment, including ongoing government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; uncertainties regarding potential significant breaches of data security or data privacy, or disruptions of our information technology systems; regulatory actions or delays or government regulation generally, including potential regulatory actions or delays with respect to the development of the products described in this press release; the potential that the strategic benefits, synergies or opportunities expected from the transactions described, including Gyroscope Therapeutics, may not be realized or may be more difficult or take longer to realize than expected; the uncertainties in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection, including the ultimate extent of the impact on Novartis of the loss of patent protection and exclusivity on key products; safety, quality, data integrity, or manufacturing issues; uncertainties involved in the development or adoption of potentially transformational technologies and business models; uncertainties regarding actual or potential legal proceedings, investigations or disputes; our performance on environmental, social and governance measures; general political, economic and business conditions, including the effects of and efforts to mitigate pandemic diseases such as COVID-19; uncertainties regarding future global exchange rates; uncertainties regarding future demand for our products; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.
All product names appearing in italics are trademarks owned by or licensed to Novartis Group companies.

About Novartis
Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach nearly 800 million people globally and we are finding innovative ways to expand access to our latest treatments. About 110,000 people of more than 140 nationalities work at Novartis around the world. Find out more at https://www.novartis.com.

Novartis will conduct a conference call with investors to discuss this news release today at 14:00 Central European time and 8:00 Eastern Time. A simultaneous webcast of the call for investors and other interested parties may be accessed by visiting the Novartis website. A replay will be available after the live webcast by visiting https://www.novartis.com/investors/event-calendar.

Detailed financial results accompanying this press release are included in the condensed financial report at the link below. Additional information is provided on Novartis divisions and pipeline of selected compounds in late stage development and a copy of today's earnings call presentation can be found at https://www.novartis.com/investors/event-calendar.

Novartis issued its 2021 Annual Report today, and it is available at www.novartis.com. Novartis will also file its 2021 Annual Report on Form 20-F with the US Securities and Exchange Commission today, and will post this document on www.novartis.com. Novartis shareholders may receive a hard copy of either of these documents, each of which contains our complete audited financial statements, free of charge, upon request. Novartis also issued its Novartis in Society Integrated Report 2021 today, and it is available at www.novartis.com.

Important dates

March 4, 2022    Annual General Meeting
April 26, 2022    First quarter 2022 results
July 19, 2022    Second quarter & Half year 2022 results
October 25, 2022  Third quarter & Nine months 2022 results